

January 30, 2013

Brian C. Witherow
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870-5259

>   **Re: Cedar Fair L.P.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 001-09444**

Dear Mr. Witherow:

We have reviewed your response dated January 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 32

Property and Equipment, page 32

1. Please provide to us a list, by park, of temporarily idled rides (as of the balance sheet date for each period presented), including acquisition date, acquisition cost, net carrying value within the composite group, as applicable, date idled, and reason idled. Please identify all rides that have been idled on a long term basis and/or subsequently retired.

2. Please tell us what accounting literature supports your use of the composite method of depreciation for groups of assets acquired in a business combination. In this regard, it appears the composite method is not used by others in your industry. Also, a composite (or

group) method of depreciation is generally used in specialized industries, such as railroads and utilities, where groups of assets are significant in number but have relatively small unit values. In contrast, the rides in your amusement parks are relatively small in number with relatively large unit values. Finally, in your response, please specifically address how you can justify the use of two different methods of depreciation (composite method and unit method) that produce significantly different results when assets are retired.

3. We note your response to our previous comment 3. Please tell us what accounting literature supports your definitions of "normal" and "unusual" with respect to the retirement of assets. If you considered the guidance in Staff Accounting Bulletin Topic 5B, please provide us with your analysis and conclusions in this regard.

4. As a related matter, we note that you voluntarily idled the Son of Beast ride following incidents that occurred in 2006 and again in 2009. However, your ultimate evaluation of the Son of Beast ride was delayed until the appointment of a new CEO in 2011 even though you were apparently able to complete other evaluations that resulted in impairment and asset retirement losses aggregating $62.75 million in 2010. Please tell us if you have ever experienced any similar circumstances with respect to rides that were idled for such extended periods of time and then subsequently retired. Also, please tell us if the retirement of any individual ride has ever been deemed to be "unusual" according to your definition. If so, please identify the ride, reason for retirement, date retired and carrying amount of the ride on the date retired.

5. In the first paragraph on page 33, you indicate that, with respect to normal retirements of composite assets, the acquisition cost of a retired asset reduces accumulated depreciation of the composite group. However, in the second paragraph on page 33, you state that, as a result of the retirement of a ride from a composite group at one of the parks in 2011, $8.8 million of net book value is being recorded in accumulated depreciation. Please tell us whether acquisition cost or net book value reduces accumulated depreciation when composite assets are retired, and revise your disclosure, as necessary, to clarify the apparent inconsistency between the aforementioned disclosures in the first and second paragraphs on page 33.

6. Please revise the table of major attraction retirements included as part of your response to our previous comment 5 to include a column indicating the amount, if any, of acquisition cost (or net book value, as applicable) that reduced accumulated depreciation for each of the listed asset retirements. If acquisition cost is applied against accumulated depreciation, please provide us with the net book value for each asset retirement (as well as the acquisition cost).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief